Filed by Metals Acquisition Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Metals Acquisition Corp

Commission File Number: 001-40685

Date: March 22, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 20, 2023

METALS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40685	98-1589041
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Century House, Ground Floor Cricket Square, P.O. Box 2238 Grand Cayman KY1-1107, Cayman Islands
(Address of principal executive offices, including zip code)

 Registrant’s telephone number, including area code: (817) 698-9901

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary shares, $0.0001 par value, and one-third of one redeemable warrant	MTAL.U	New York Stock Exchange LLC
Class A ordinary shares included as part of the units	MTAL	New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MTAL WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Silver Purchase Agreement

On March 20, 2023, Metals Acquisition Corp. (Australia) Pty Ltd (“MAC-Sub”), a wholly owned subsidiary of Metals Acquisition Corp (“MAC”), as a seller psa entity, MAC and Metals Acquisition Limited (“MAC Limited”) (which will merge with and into MAC and be the surviving entity (“New MAC”) following the Business Combination (defined below)), as seller, entered into a silver purchase agreement (the “Silver Stream”) with Osisko Bermuda Limited (the “Purchaser”), pursuant to which the Purchaser will advance to New MAC a $75,000,000 upfront cash deposit (the “Silver Deposit”) on account of future deliveries of refined silver by New MAC to the Purchaser referenced to silver production from the CSA Mine (as defined below). The amount of the Silver Deposit will be increased by an additional $15,000,000 if the average silver market price quoted by the London Bullion Market Association (the “LBMA”) is $25.50 per ounce or more over the ten (10) business day period prior to the closing of the Silver Stream. The Silver Deposit represents a pre-payment of a portion of the purchase price for refined silver to be sold by New MAC to the Purchaser under the Silver Stream.

The Silver Deposit will be used by New MAC to finance, in part, MAC-Sub’s acquisition of the shares of Cobar Management Pty. Limited (“CMPL” a wholly owned subsidiary of Glencore Operations Australia Pty Limited (“Glencore”)) and, therefore, CMPL’s interest in the Cornish, Scottish and Australian mine (“CSA Mine”) (the “Business Combination”) for total consideration up to $1.1 billion, consisting of $775 million up front cash consideration (with the potential to be scaled up to $875 million depending on equity demand) to Glencore, plus New MAC issuing up to 10,000,000 of its ordinary shares, par value $0.0001 per share (“New MAC Ordinary Shares”), to Glencore (with Glencore having the option to scale down to none subject to New MAC raising sufficient equity), plus paying a $75,000,000 deferred cash payment to Glencore tied to a future equity raise undertaken by New MAC following completion, plus two separate $75,000,000 contingent payments to Glencore tied to future copper price thresholds, plus MAC-Sub entering into a net smelter royalty pursuant to which, the CMPL will pay to Glencore a royalty of 1.5% of all net smelter copper concentrate produced from the CSA Mine (the “Glencore NSR Royalty”) and associated approximately US$31 million worth of transaction costs (together, the “Business Combination Consideration”).

The Silver Stream provides for the sale by New MAC to the Purchaser of an amount of refined silver equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA Mine during the life of mine. The Purchaser will make ongoing cash payments for refined silver delivered equal to 4% (the “Silver Cash Price”) of the silver price quoted on the LBMA for one ounce of refined silver on the day prior to the date of delivery (the “Silver Market Price”). Until the Silver Deposit is reduced to nil, the Purchaser shall credit the difference between the Silver Market Price and the Silver Cash Price against the outstanding Silver Deposit. After the Silver Deposit is reduced to nil, the Purchaser will pay only the Silver Cash Price for each ounce of refined silver.

Additionally, pursuant to the Silver Stream, the Purchaser has been granted a right of first refusal with respect to any royalty, stream or similar interest in the metals or other minerals mined from a project now or hereafter owned by MAC or any affiliate of New MAC that a third party offers to purchase from New MAC or any affiliate of New MAC (the “ROFR”). The ROFR, applies until the later to occur of: (i) seven (7) years from the closing date of the Silver Stream; and (ii) the date on which the Purchaser or any affiliate ceases to hold or control more than 5% of the issued share capital of New MAC.

The Silver Stream will be secured against (i) all property, assets, undertaking and rights of CMPL including without limitation all property and assets comprising the CSA Mine, (ii) all property, assets, undertakings and rights of New MAC, including all equity interests held directly by New MAC in MAC-Sub but excluding certain dormant subsidiaries of MAC that do not and will not have any interest in CMPL or the CSA Mine, (iii) all property, assets, undertakings and rights of MAC-Sub, including all equity interests held directly by MAC-Sub in the capital of CMPL, and (iv) any other property, asset, right or undertaking of New MAC or its subsidiaries that is subject to security granted to the senior lenders party to that certain Syndicated Facility Agreement, dated as of February 28, 2023, with MAC-Sub as borrower, (as previously filed as Exhibit 10.1 to MAC’s Current Report on Form 8-K filed on March 2, 2023) (the “SFA”), the lenders under the Mezz Facility (as defined in the Registration Statement) or Glencore in respect of the Glencore NSR Royalty. The security under the Silver Stream will be subordinated to the security granted to secure the SFA. Security granted in favor of the Purchaser in respect of the Silver Stream will rank equally with the Mezz Facility and the Glencore NSR Royalty, CMPL and MAC-Sub will also guarantee the obligations of New MAC under the Silver Stream.

Except as otherwise described above and customary terms and conditions for stream transactions, the Silver Stream contains substantially similar representations and warranties, covenants, events of default and other provisions as the SFA governing the three senior credit facilities (the “Senior Facilities”). The Silver Stream is subject to the completion of the Senior Facilities, Mezz Facility and the Business Combination.

The foregoing description of the Silver Stream does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Silver Stream, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Silver Stream Equity Subscription Agreement

On March 20, 2023, New MAC and MAC entered into a subscription agreement with Osisko Bermuda Limited (the “Subscriber”) (the “Silver Stream Subscription Agreement”) pursuant to which the Subscriber has committed to purchase 1,500,000 New MAC Ordinary Shares at a purchase price of $10.00 per share and an aggregate price of $15,000,000. The subscription is conditional upon the completion of the Silver Stream, Senior Facilities, Mezz Facility and the Business Combination.

The Silver Stream Subscription Agreement provides for, among other things, the terms of the equity issue which are identical to the PIPE Financing (as defined in the Registration Statement).

The foregoing description of the Silver Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of this agreement, a copy of which is filed as Exhibit 10.2 hereto and are incorporated herein by reference.

Redemptions Backstop Facility

New MAC, MAC and the Purchaser entered into the Redemptions Backstop Facility, consisting of a Copper Purchase Agreement (as defined below) with an upfront deposit of up to $75,000,000 and up to a $25,000,000 equity subscription (to be subscribed for on a pro-rata basis equal to the proportion of the deposit under the Copper Purchase Agreement that New MAC elects to draw on prior to the closing of the Business Combination (the “Copper Stream Subscription Agreement” (as defined below)). The deposit to be made available under the Redemptions Backstop Facility is drawable at New MAC’s discretion in the event there is a shortfall of funds required for the Business Combination. The Redemptions Backstop Facility is subject to the completion of the Senior Facilities, Mezz Facility, Silver Stream and the Business Combination.

Copper Purchase Agreement

On March 20, 2023, MAC-Sub, as a seller psa entity, and MAC and New MAC, as sellers, entered into a copper purchase agreement (the “Copper Stream”) with the Purchaser, pursuant to which the Purchaser will make available to New MAC an upfront cash deposit of up to $75,000,000 (the “Available Copper Deposit”) on account of future deliveries of refined copper by New MAC to the Purchaser referenced to copper production from the CSA Mine. New MAC may draw on the Available Copper Deposit in whole or in part by providing notice to the Purchaser no less than ten (10) business days prior to the closing of the Business Combination, with the Purchaser paying to New MAC in cash the amount of the Available Copper Deposit New MAC elects to draw down (the “Elected Deposit Percentage”) at the closing of the Business Combination (the “Copper Deposit”). The Copper Deposit represents a pre-payment of a portion of the purchase price for refined copper to be sold by New MAC to the Purchaser under the Copper Stream.

The Copper Stream provides for the sale by New MAC to the Purchaser of an amount of refined copper equal to the Copper Stream Percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA Mine during the life of the mine. For the purposes of the Copper Stream, the “Copper Stream Percentage” shall mean during the following periods:

Time Period	% Payable Copper
Closing to 1st Anniversary of the Closing Date	0%
1st Anniversary of the Closing Date to 5th Anniversary	3.00%
5th Anniversary until 33,000 metric tonnes of Refined Copper delivered to the Purchaser (the “Threshold Quantity”)	4.875%
Thereafter from the date that the Threshold Quantity has been met	2.25%

The Threshold Quantity and Copper Stream Percentage will be adjusted on a pro rata basis in accordance with the Elected Deposit Percentage. In addition, under the Copper Stream, New MAC may elect to reduce the Copper Stream Percentage and the Threshold Quantity on the 5th anniversary of the closing date to the amounts and percentages set out in the Copper Stream upon making a one-time payment of $40,000,000 or $20,000,000, respectively.

The Purchaser will make ongoing cash payments for refined copper delivered equal to 4% (the “Copper Cash Price”) of the cash settlement price for one tonne of refined copper quoted by the LME on the date prior to the date of delivery (the “Copper Market Price”). Until the Copper Deposit is reduced to nil, the Purchaser shall credit the difference between the Copper Market Price and the Copper Cash Price against the outstanding Copper Deposit. After the Copper Deposit is reduced to nil, the Purchaser will pay only the Copper Cash Price for each tonne of refined copper.

The Copper Stream will be secured against (i) all property, assets, undertaking and rights of CMPL including without limitation all property and assets comprising the CSA Mine, (ii) all property, assets, undertakings and rights of New MAC, including all equity interests held directly by New MAC in MAC-Sub but excluding certain dormant subsidiaries of MAC that do not and will not have any interest in CMPL or the CSA Mine, (iii) all property, assets, undertakings and rights of MAC-Sub, including all equity interests held directly by MAC-Sub in the capital of CMPL; and (iv) any other property, asset, right or undertaking of New MAC or its subsidiaries that is subject to security granted to the senior lenders party to the SFA, the lenders under the Mezz Facility or Glencore in respect of the Glencore NSR Royalty. The security under the Copper Stream will be subordinated to the security granted to the senior lenders party to the SFA. Security granted in favor of the Purchaser in respect of the Copper Stream will rank equally with the Mezz Facility and the Glencore NSR Royalty, CMPL and MAC-Sub will also guarantee the obligations of New MAC under the Silver Stream. CMPL and MAC-Sub will also guarantee the obligations of MAC under the Copper Stream.

Except as otherwise described above and customary terms and conditions for stream transactions, the Copper Stream contains substantially similar representations and warranties, covenants, events of default and other provisions as the SFA governing the Senior Facilities. The Copper Stream is subject to the completion of the Senior Facilities, Mezz Facility, Silver Stream and the Business Combination.

The foregoing description of the Copper Stream does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of this agreement, a copy of which are filed as Exhibit 10.3 hereto and are incorporated herein by reference.

Copper Stream Equity Subscription Agreement

On March 20, 2023, New MAC and MAC entered into a subscription agreement with the Subscriber (the “Copper Stream Subscription Agreement”) pursuant to which the Subscriber will commit to purchase up to 2,500,000 New MAC Ordinary Shares (the “Subscribed Copper Shares”) at a purchase price of $10.00 per share and an aggregate purchase price of up to $25,000,000. The number of Subscribed Copper Shares purchased by the Subscriber shall be adjusted on a pro-rata basis proportional to the percentage of the Available Copper Deposit drawn down by New MAC under the Copper Stream. The subscription is conditional upon the completion of the Copper Stream, Silver Stream, Senior Facilities, Mezz Facility and the Business Combination.

The Copper Stream Subscription Agreement provides for, among other things, the terms of the equity issue which are identical to the PIPE Financing (as defined in the Registration Statement).

The foregoing description of the Copper Stream Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of this agreement, a copy of which is filed as Exhibit 10.4 hereto and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above under the captions “Silver Purchase Agreement” and the “Copper Purchase Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 3.02	Unregistered Sale of Equity Securities.

The disclosure set forth above under the captions “Silver Stream Equity Subscription Agreement” and “Osisko Subscription Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The subscribed shares and the transactions contemplated by the Subscription Agreements will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

For additional information on the proposed Business Combination, see the relevant materials that MAC has filed with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4, which includes a proxy statement/prospectus of MAC. MAC's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed or to be filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the CSA Mine, MAC, New MAC and the proposed Business Combination. After the Form F-4 is declared effective by the SEC, MAC will mail the definitive proxy statement/prospectus and other relevant materials to shareholders of MAC as of a record date to be established for voting on, among other things, the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Mine and anticipated financial impacts and other effects of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Share Sale Agreement; the outcome of any legal proceedings that may be instituted against MAC following the announcement of the Share Sale Agreement dated as of March 17, 2022 (as amended by the Deed of Consent and Covenant dated as of November 22, 2022 (the “Share Sale Agreement”); the inability to complete the proposed transaction, including due to failure to obtain financing, approval of the shareholders of MAC, certain regulatory approvals, or satisfy other conditions to closing in the Share Sale Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Share Sale Agreement, or could otherwise cause the transaction to fail to close MAC’s inability to secure the expecting financing for the consideration under the Share Sale Agreement; the inability to obtain or maintain the listing of MAC’s shares following the proposed transaction; the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of MAC for its initial public offering and the preliminary and definitive proxy statements relating to the proposed business combination that MAC intends to file with the SEC, including those under “Risk Factors” therein, and in MAC’s other filings with the SEC. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the preliminary and the definitive proxy statements MAC intends to file with the SEC in connection with MAC’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
10.1†	Silver Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.2	Silver Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
10.3†	Copper Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.4	Copper Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Metals Acquisition Corp

Date: March 22, 2023	By:	/s/ Michael James McMullen
Name: Michael James McMullen
Title: Chief Executive Officer